Filed by Bank of America Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Act of 1934

Subject Company: MBNA Corporation
Commission File No. 001-10683

Combining Superior Distribution And Products Ken Lewis Chairman and Chief Executive Officer Bank of America Bruce Hammonds President and Chief Executive Officer MBNA Marc Oken Chief Financial Officer Bank of America

Bringing Together Superior Distribution And Products Distribution capabilities 5,800 banking centers 17,000 ATMs 13 million online customers Customer base #1 deposit market share #1 small business lender #1 middle market lender Sales and service skills Broad array of products Attractive customer base 12% of US credit card receivables market share $156 billion in 2004 charge volume Best-in-class credit quality Proven profitability International presence Leading market positions in Canada, UK, Ireland and Spain Affinity Relationships More than 5,000 affinity partners worldwide Experienced management team Proven marketing skills Service focus

Premier Card Issuer In The U.S. And Worldwide Largest general purpose card issuer in the U.S. by receivables $143 billion in managed outstandings (20% market share) and 40 million active accounts (Nilson Report, Dec 2004) #1 debit card transactor in U.S. with 16% market share #1 issuer worldwide of Visa/Mastercard credit, debit, and prepaid cards based on total volume $280 billion in 2004 credit card purchase volume alone World leader in affinity marketing capabilities providing unparalleled access Over 5,000 Endorsing Organizations and Financial Institutions 1,600 are international (UK, Spain, Canada and Ireland) Established presence in the two largest non-US credit card markets (UK and Canada) Consolidation benefits Extensive revenue opportunities Significant cost savings

The financial strength and cash flow generation of the combined entity will provide significant resources to support future growth Provides Significant Financial Strength ($ in billions) #2 financial services worldwide 4th most profitable company in world

Delivers Immense Scale

Combines Credit Risk Management Strengths of Both Companies Historically, MBNA has had among the lowest charge-off rates in the industry Managed Net Credit Losses MBNA BAC 2 Industry 1 1 US Visa / Mastercard issuers 2 BAC c/o rate includes Fleet history

A Bank of America and MBNA combination yields a diverse business mix thereby becoming less dependent on market-sensitive businesses Bank of America 2004 Segment Pre-Tax Earnings Mix Cements a Diverse and Stable Business Mix MBNA 16% Combined excluding pro forma adjustments Global Consumer & Small Business includes MBNA corporate results Global Business & Financial Services 17% Global Capital Markets & Investment Banking 11% Other 7% Global Wealth & Investment Management 10% Global Consumer & Small Business 55%

Notes: MBNA has 3% market penetration in Spain Represents total customers divided by total population by state (individuals 18 and over), based on 2003 census. Leveraging Bank of America's Platform $21.5 bb $.8 bb $3.7 bb $.2 bb MBNA - $82BB domestic managed card loans BAC - $58BB domestic managed card loans MBNA - $26BB foreign managed card loans

Significant Revenue Opportunities Exist Debit cards Demand deposits Mortgage Home equity Retirement products Auto loans Wealth management for affinity customers Small business loans Student lending Commercial lending to affinity groups Insurance premium financing Small aircraft lending Professional practice lending Affinity and reward cards Broaden MBNA credit spectrum Leverage universal bank Offer Bank of America Products and Services to MBNA Customers Offer MBNA Products and Services to Bank of America Customers Other areas of opportunity

MBNA Profile Diversified consumer and small business lending company 22 years in business - 14 as a public company Affinity marketing is a core strength and competence Strong management team Top 100 managers have avg. 14 years experience with MBNA and 19 years experience in the industry Superior credit performance $27 billion in market capitalization Operating in 5 Countries

Consistent Profitable Growth - MBNA 23% CAGR in earnings 35% CAGR in loans

Affinity Marketing More than 5,000 organizations endorse MBNA products including: 1,400 professional organizations 350 financial institutions with more than 15,000 branches 900 colleges and universities 600 sports related organizations

MBNA Customer Base Shows Very Attractive Characteristics Affinity Customer Better Credit (credit losses between 150 and 200 bp lower than industry) Larger Balances (48% more) Higher Usage (25% more) Propensity to accept multiple products (cross-selling) New Credit Card Customer (U.S.) Average household income: $84K Average Customer File: 18.6 years Average FICO: 738

Affinity - Larger Balances And Higher Usage 3rd Quarter 2004 (per active account) Average industry balance $2,583 MBNA US card avg. balance $3,818 Percent difference +48% Industry annual spend $5,558 MBNA US card annual spend $6,922 Percent difference +25%

Affinity - Endorsement Of Multiple Products Affinity and Business Partners 81% endorse 2 or more products 68% endorse 3 or more products Affinity Customers 20% use multiple products

Why Bank of America? Cultural Fit Credit risk Customer focus National retail distribution Full array of non-card products Brand attractiveness China investment

Transaction Summary Consideration Per Share: $27.50 per KRB share1 Equity Component: $23.375 or .5009 BAC shares Cash Component $ 4.125 per share Transaction Value: Approximately $35 billion Premium paid: 29% market; 22% managed receivables, 12.5 X 2006E earnings MBNA Ownership: Approximately 14% Accounting Treatment: Purchase / tax-free exchange except for cash portion Board Composition: One board seat to MBNA Anticipated merger-related charge: $1.3 billion after-tax Anticipated Accretion/(Dilution): 2006E (1%) 2007E 2% Expected Closing: 4th Quarter 2005 Approvals: Normal regulatory and MBNA shareholder approval 1 Based on closing BAC stock price as of 6/28/05.

Financial Overview ($ in millions)

Financial Assumptions Transaction closes in fourth quarter 2005 Overall expense efficiencies of $850 million after-tax 50% realized in year 1 Fully realized in year 2 Higher intangible amortization of $320 million in year 1 Assumes $615 mm year 1 vs $295 current for MBNA Funding benefit of $100 million based on BAC credit ratings Revenue loss of 7% over 3 years Restructuring charge of $1.3 billion after-tax Continuing dividend and repurchase program Maintain Tier 1 capital target at 8% or greater

Unique Opportunity to Create the World's Leading Card Platform

Forward Looking Statements This presentation contains forward-looking statements, including statements about the financial conditions, results of operations and earnings outlook of Bank of America Corporation and MBNA. The forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results or earnings to differ materially from such forward-looking statements include, among others, the following: 1) changes in economic conditions; 2) changes in the interest rate environment; 3) changes in foreign exchange rates; 4) adverse movements and volatility in debt and equity capital markets; 5) changes in market rates and prices; 6) political conditions and related actions by the United States military abroad which may adversely affect the company's businesses and economic conditions as a whole; 7) liabilities resulting from litigation and regulatory investigations; 8) changes in domestic or foreign tax laws, rules and regulations as well as IRS or other governmental agencies' interpretations thereof; 9) various monetary and fiscal policies and regulations; 10) increased competition; 11) ability to grow core businesses; 12) ability to develop and introduce new banking-related products , services and enhancements and gain market acceptance of such products; 13) mergers and acquisitions and their integration into the company; 14) decisions to downsize, sell or close units or otherwise change the business mix of the company; and 15) management's ability to manage these and other risks. For further information regarding either company, please read Bank of America and MBNA reports filed with the SEC and available at www.sec.gov.

Forward Looking Statements Additional Information About This Transaction Bank of America Corporation will file a Form S-4, MBNA will file a Proxy Statement and both companies will file other relevant documents regarding this transaction with the Securities and Exchange Commission (the "SEC"). MBNA will mail the Proxy Statement/Prospectus to its stockholders. These documents will contain important information about the transaction, and Bank of America and MBNA urge you to read these documents when they become available. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from Bank of America's website (www.bankofamerica.com) under the tab "About Bank of America" and then under the heading "investor Relations" and then under the item "Complete SEC Documents". You may also obtain these documents, free of charge, from MBNA's website (www.MBNA.com) under the tab "About MBNA" and then under the heading "Investor Relations" and then under the item "SEC Filings."

Forward Looking Statements Participants in This Transaction Bank of America Corporation and MBNA and their respective directors and executive officers may be deemed participants in the solicitation of proxies from stockholders in connection with this transaction. Information about the directors and executive officers of Bank of America and MBNA and information about other persons who may be deemed participants in this transaction will be included in the Proxy Statement/Prospectus. You can find information about Bank of America's executive officers and directors in the Registrant's definitive proxy statement filed with the SEC on March 28, 2005. You can find information about MBNA's executive officers and directors in their definitive proxy statement filed with the SEC on March 15, 2005. You can obtain free copies of these documents from the Registrant or MBNA using the contact information above.

Appendix

Loan Mix Shifts to Higher-Yielding Consumer Loans Bank of America Managed Loan Mix 3/31/05 "Combined" Bank of America Managed Loan Mix 3/31/05 Consumer - 63% Commercial - 37% Consumer - 69% Commercial - 31% Other Consumer 3% Home Equity 8% Residential Mortgage 27% Commercial 31% 24% 7% Direct/Indirect Credit Card Direct/Indirect 8% Other Consumer 1% Home Equity 10% Residential Mortgage 33% Commercial 37% Credit Card 11%

($ in billions) Financial Highlights - Combined

Card Services Financial Highlights - Combined 12/31/04 ($ in millions)